JonesTrading Institutional Services LLC

325 Hudson Street, 6th Floor

New York, New York 1001

May 3, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Doris Stacey Gama

RE:	Organovo Holdings, Inc.

Registration Statement on Form S-1

File No. 333-278668

Request for Acceleration

Ladies and Gentlemen:

JonesTrading Institutional Services LLC (“JonesTrading”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (File No. 333-278668) (the “Registration Statement”), hereby concurs in the request by Organovo Holdings, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on May 7, 2024, pursuant to Rule 461 under the Securities Act. JonesTrading affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

[Signature Page Follows]

Very truly yours,

JONESTRADING INSTITUTIONAL SERVICES LLC

By:	/s/ Burke Cook
Name:	Burke Cook
Title:	General Counsel & Secretary

cc: Burke Cook, General Counsel at JonesTrading Institutional Services LLC and Dean M. Colucci, Duane Morris LLP

[Signature Page to Acceleration Request]